Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 26, 2021

The following communications were made available on LinkedIn and Twitter on May 26, 2021:

LinkedIn:

[a copy of the new release linked in the social media post is set forth below]

Twitter:

[a copy of the new release linked in the social media post is set forth below]

The following is the communication linked in the social media postings set forth above.

North America’s Railroad

NEWS RELEASE

CN AND KANSAS CITY SOUTHERN TAKE NEXT STEP ON PATH TO COMBINE BY

FILING JOINTLY FOR VOTING TRUST APPROVAL

With commitment to divest the small overlapping portion of lines with KCS, CN-KCS combination is now a fully end-to-end merger

Filing details why combination is pro-competitive and addresses each element of voting trust approval

MONTREAL and KANSAS CITY, Mo., May 26, 2021 – CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that they have taken the next step on their path to combine to create the premier railway for the 21st century.

CN and KCS today jointly filed with the Surface Transportation Board (“STB”) a renewed motion for approval of its voting trust that outlines the case for approval of the voting trust to advance the CN-KCS merger that will enhance competition, spur economic growth and realize the benefits of a fully end-to-end transportation network across the continent. The filing highlights that the voting trust protects against premature control of KCS and protects KCS’ financial health, that CN remains financially sound, the substantial benefits to be gained from the transaction by customers and the nearly 1,100 stakeholders who have already supported the transaction.

As part of the application, CN is committing to divesting KCS’ 70-mile line between New Orleans and Baton Rouge, which is less than 0.7 percent of the approximately 27,000 route-miles the two companies operate. This commitment eliminates the sole area of overlap between the CN and KCS networks, thereby making the combination an end-to-end transaction. This commitment, plus CN’s multiple other pro-competitive commitments, including keeping existing gateways open on commercially reasonable terms, addresses any competitive concerns.

“We believe our early commitment to eliminating the minimal rail overlap and to laying out the case for a CN-KCS combination should allow the STB to approve our voting trust. A trust is an essential step so KCS shareholders can receive the full value of their shares while the STB considers our case for a combined, end-to-end rail network and the significant public benefits of connecting the continent. This combination will promote growth and compete with the trucking industry for long-haul movements. It offers more choice for rail customers, port operators, employees, stakeholders and communities.”

•	JJ Ruest, president and chief executive officer of CN

“Combining KCS with CN is compelling for our customers, employees, shareholders and the local communities in which we operate. We urge the STB to fully consider the benefits of this combination, and to respect KCS’ judgment about its preferred merger partner, so that we can realize the tremendous public interest advantages of the CN-KCS partnership on behalf of our stakeholders, many of whom have expressed overwhelming support.”

•	Patrick J. Ottensmeyer, president and chief executive officer of KCS

The Public Interest Benefits of a Combined CN-KCS Network

New single-line routes and commitment to keep gateways open for customers: A combined CN-KCS will reduce transit times and provide more reliable and timely service, with shorter equipment cycle times, making rail more competitive with truck and barge routes and single-line services offered by other railroads. It will also offer more cost-effective access to Southern markets in the United States and Mexico, accelerating USMCA’s economic benefits.

Specific supply chain benefits: The joint filing includes detailed maps illustrating benefits for six major market segments: (1) grain and grain byproducts; (2) intermodal; (3) importers, exporters and ocean carriers who rely on ports; (4) automobiles and automotive parts; (5) lumber and panel customers; and (6) plastic resins, liquefied petroleum gases and refined petroleum products.

Significant environmental benefits: Moving freight by rail instead of truck lowers greenhouse gas (GHG) emissions by up to 75 percent, on average. A single freight train can remove more than 300 trucks from the road, leading to a significant reduction in GHG emissions. For example, a daily CN-KCS double stack intermodal train from San Luis Potosi to Detroit would result in approximately 260,000 tons of CO2e emissions avoided per year.

Support across broad stakeholder network: CN has so far received well over 1,100 letters detailing the competitive benefits of the transaction including better service, more shipping options and streamlined routing from shippers and customers as well as from local governments, trade associations and business groups. Support from ports and logistics providers demonstrates the significant multi-modal benefits.

CN Application Satisfies Every Aspect of Voting Trust Approval Framework

No unlawful control. Under CN’s proposed voting trust, KCS would maintain complete independence. KCS will continue to be managed by its existing management and board of directors, with a trustee who is a former chief executive of KCS. KCS will remain intact and preserve its ability to pursue its independent business objectives. CN will have no influence over the day-to-day management or operation of KCS.

Public interest benefits. Approval of the voting trust will provide the STB the opportunity to review the substantial public interest benefits of the CN-KCS combination while ensuring KCS shareholders receive the full value of their shares. The CN-KCS combination will provide a safer, faster, cleaner and stronger rail option for customers, port authorities and communities. As reflected by over 1,100 letters supporting the combination, it will result not only in better service, more shipping options and streamlined routing, but also in substantial environmental benefits.

CN will remain financially strong. The Verified Statement of CN’s Chief Financial Officer, Ghislain Houle, included with the STB filing clearly demonstrates that the proposed transaction will not impair CN’s strong financial standing, and sets forth CN’s plan for rapidly paying down the debt it has secured to fund a portion of the KCS purchase. CN has a strong record of investing in its network to provide safe service and is dedicated to applying that same approach to the combined CN-KCS network. CN made its highest capital investments in 2018-2020 on record, which were focused on adding capacity to accommodate growth and resiliency, deploying technology to improve safety and productivity, and investing in railcars and locomotives to serve our customers.

No risk to competition. While the STB will have ample opportunity to review the competitive dynamics of the CN-KCS combination, CN’s commitment to address the approximately 70-mile overlap with KCS in Louisiana indicates that the CN-KCS combination is a vertical, end-to-end merger. An analysis by Bill Rennicke, a transportation executive and a consultant to railroads and motor carriers for more than 40 years, included with the filing addresses specific concerns about competition in Mississippi, finding that CN and KCS’ North/South lines in Mississippi are generally many miles apart and do not serve a single customer in common in this area.

Preserves KCS’ choice of superior partner. Approving CN’s proposed voting trust would ensure the realization of the public interest benefits of a CN-KCS partnership and allow KCS to continue to keep CN’s superior proposal.

The filing made with the STB, as well as additional information about CN’s pro-competitive combination with KCS, is available at www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Non-GAAP Measures

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. This news release also includes certain forward looking non-GAAP measures or discussions of such measures (EPS, Adjusted Diluted EPS, EBITDA and a leverage ratio being adjusted debt to adjusted EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward looking measures to the most comparable GAAP measures (diluted EPS, net income and long term debt to net income ratio, respectively), due to unknown variables and uncertainty related to future results. Please see note on Forward Looking Statements above for further discussion.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts

Media: CN

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Media: KCS

C. Doniele Carlson

KCS Corporate Communications & Community Affairs

(816) 983-1372

dcarlson@kcsouthern.com

Joele Frank, Wilkinson Brimmer Katcher

Tim Lynch / Ed Trissel

(212) 355-4449

Investment Community: CN

Paul Butcher

Vice-President

Investor Relations

(514) 399-0052

investor.relations@cn.ca

Investment Community: KCS

Ashley Thorne

Vice President

Investor Relations

(816) 983-1530

athorne@kcsouthern.com

MacKenzie Partners, Inc.

Dan Burch / Laurie Connell

(212) 929-5748 / (212) 378-7071

The following communication was made publicly available on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.